SEC       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746      CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
(2-98)    DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.







                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                             EOS INTERNATIONAL, INC.
                           (FORMERLY DREAMLIFE, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    379333107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  ANTHONY R. CALANDRA, PRESIDENT, MCGUGGAN LLC,
               365 SOUTH ST., MORRISTOWN, NJ 07960 (973) 540-1250
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379333107

________________________________________________________________________________
1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     McGuggan, LLC IRS ID No. 22-3351974

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

     O.O.

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         11,567,057*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    5,280,923 shares of common stock
  REPORTING         571.4667 shares Series E Junior Convertible Preferred
                    Stock**
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,567,057 voting power*

________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3%***

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

     O.O.

________________________________________________________________________________

* Represents voting power of common stock and Series E Junior Convertible Preferred Stock (on an as converted basis). Holders of Series E Junior Convertible Preferred Stock have the same voting rights as, and vote together with, the holders of Common Stock. Each share of Series E Junior Convertible Preferred Stock is entitled to 11,000 votes.

** Each share of Series E Junior Convertible Preferred Stock is automatically converted to 11,000 shares of Common Stock immediately upon the Issuer having a sufficient number of authorized and unissued shares of Common Stock.

*** Represents voting power based on 88,020,098 shares of common stock outstanding and assuming shares of Series E Junior Convertible Preferred Stock (on an as converted basis) beneficially owned by the Reporting Person are outstanding.

INTRODUCTION

Explanatory Note: This filing constitutes an original filing for McGuggan LLC, a New Jersey limited liability company ("McGuggan"). This Schedule 13D is being filed to disclose the acquisition of shares of Eos as a result of the merger of IFS of New Jersey, Inc. with and into a subsidiary of Eos. The acquired shares are held of record by McGuggan. All actions of McGuggan are taken by a vote of a majority of the Voting Managers. The Voting Managers of, and owners of equal interest in, McGuggan are Anthony R. Calandra, Frank M. Calabrese, Frank M. Adubato and James J. Liati.

ITEM 1.     SECURITY AND ISSUER

            This statement relates to the Common Stock, $.01 par value ("Common Stock") and Series E Junior Convertible Preferred Stock (the "Series E Preferred Stock") of Eos International, Inc. ("Eos").

            Series E Preferred Stock is being treated as the same class of security as Common Stock because holders of Series E Preferred Stock have the same voting rights as, and vote together with, the holders of Common Stock. Each share of Series E Preferred Stock is entitled to 11,000 votes. Each share of Series E Preferred Stock is automatically converted to 11,000 shares of common stock immediately upon the Issuer having a sufficient number of authorized and unissued shares.

            The principal executive offices of Eos are presently located at 888 Seventh Ave., 13th Floor, New York, New York 10106.

ITEM 2.     IDENTITY AND BACKGROUND

            See Attachment I.

            None of the persons listed on Attachment I, during the last five (5) years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            None of the persons listed on Attachment I, during the last five (5) years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The Issuer acquired IFS of New Jersey, Inc. ("IFS") by merger by causing its subsidiary to merge with and into IFS. At the effective time of the merger, each share of IFS stock was converted into the right to receive shares of Common Stock and Series E Preferred Stock of Eos.

ITEM 4.     PURPOSE OF TRANSACTION

            The securities received were the consideration to IFS shareholders in the merger described in Item 3 above.

            See Form 8-K of Eos filed December 11, 2002 as to the proposed transaction described in Item 3 above.

            None of the Reporting Persons have any plans of the type required to be described under Item 4 of Schedule 13D.

ITEM 5.     See Attachment I.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Agreement and Plan of Merger dated December 10, 2002 among Eos, Eos Acquisition Corp. and IFS (incorporated by reference to Exhibit
            2.1 of Form 8-K of Eos filed December 11, 2002.


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

            Dated: January 14, 2003                 MCGUGGAN LLC

                                                    By: s/Anthony R. Calandra
                                                        -----------------------
                                                    Anthony R. Calandra
                                                    President

                                  Attachment I

                                                                            NUMBER OF                    NUMBER OF
                                                                            SHARES AS    NUMBER OF       SHARES AS
                                                NUMBER OF                   TO WHICH     SHARES AS       TO WHICH     TRANSACTIONS*
NAME                           NAME & ADDRESS   SHARES         PERCENTAGE   SOLE POWER   TO WHICH        SHARED       IN ISSUER
ADDRESS                        OF CORPORATE     BENEFICIALLY   OF SHARES    TO VOTE      SHARED POWER    POWER TO     SECURITIES IN
CITIZENSHIP        OFFICER     EMPLOYER         OWNED          OWNED        AND SELL     TO SELL         VOTE         LAST 60 DAYS
-----------------------------------------------------------------------------------------------------------------------------------

McGuggan LLC                   McGuggan LLC                                          0   5,280,923       11,567,057
365 South ST                   365 South St.                                             Common Stock
Morristown, NJ                 Morristown, NJ   11,567,057                               571.4667                     None
07960                                                (2)        12.3% (4)                Preferred
                                                                                         stock
                                                                                               (1)(3)        (1)(2)

Anthony R.         President   McGuggan LLC                                  3,123,291   5,280,923       11,567,057
Calandra                       365 South St.                                             Common Stock
365 South ST                   Morristown, NJ   6,015,055                                571.4667                     None
Morristown, NJ                                       (2) (5)     6.7% (4)                Preferred
07960                                                                                    stock
US                                                                                             (1)(3)        (1)(2)

Frank M.           Executive   McGuggan LLC     5,898,055                    3,006,291   5,280,923       11,567,057   None
Calabrese          Vice        365 South St.         (2) (5)     6.6% (4)                Common Stock
365 South ST       President   Morristown, NJ                                            571.4667
Morristown, NJ                                                                           Preferred
07960                                                                                    stock
US                                                                                             (1)(3)        (1)(2)

Frank M. Adubato   Executive   McGuggan LLC     5,921,055                    3,029,291   5,280,923       11,567,057   None
365 South ST       Vice        365 South St.         (2) (5)     6.6% (4)                Common Stock
Morristown, NJ     President   Morristown, NJ                                            571.4667
07960                                                                                    Preferred
US                                                                                       stock
                                                                                               (1)(3)        (1)(2)

James J. Liati     Executive   McGuggan LLC     6,148,055                    3,256,291   5,280,923       11,567,057   None
365 South ST       Vice        365 South St.         (2) (5)     6.9% (4)                Common Stock
Morristown, NJ     President   Morristown, NJ                                            571.4667
07960                                                                                    Preferred
US                                                                                       stock
                                                                                               (1)(3)        (1)(2)

(1) Shares are held of record by McGuggan LLC, a New Jersey limited liability company ("McGuggan"). All actions of McGuggan are taken by a vote of a majority of the Voting Managers. The Voting Managers of, and owners of equal interest in, McGuggan are Messrs. Calandra, Calabrese, Adubato and Liati.

(2) Represents voting power of common stock and Series E Junior Convertible Preferred Stock (on an as converted basis). Holders of Series E Junior Convertible Preferred Stock have the same voting rights as, and vote together with, the holders of Common Stock. Each share of Series E Junior Convertible Preferred Stock is entitled to 11,000 votes.

(3) Each share of Series E Junior Convertible Preferred Stock is automatically converted to 11,000 shares of Common Stock immediately upon the Issuer having a sufficient number of authorized and unissued shares of Common Stock.

(4) Represents voting power based on 88,020,098 shares of common stock outstanding and assuming shares of Series E Junior Convertible Preferred Stock (on an as converted basis) beneficially owned by such person are outstanding.

(5) Members of McGuggan have included only 25% of the shares held of record by McGuggan (which is equal to each such person's beneficial ownership of McGuggan) and disclaim beneficial ownership of the balance. This report shall not be deemed an admission that any member of McGuggan is the beneficial owner of more than his pecuniary interest in McGuggan for purposes of Section 16 or any other purpose.